UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963 (317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.  Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes hereto, this “Schedule 14D-9”) relates is JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”).  The address of the Company’s principal executive offices is 3001 Ocean Drive, Suite 201, Vero Beach, Florida 32963 and its telephone number is (772) 617-4340.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, par value $0.001 per share (the “Shares”).  As of the close of business on March 4, 2016, there were 250,000,000 Shares authorized, of which 11,866,691 Shares were issued and outstanding.

Item 2.  Identity and Background of Filing Person

Name and Address

The Company is the person filing this Schedule 14D-9 as well as the subject company.  The Company’s name, business address and business telephone number are set forth in “Item 1.  Subject Company Information” above, which information is incorporated herein by reference.

Tender Offer and Merger

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by JMI Acquisition Corporation, a Maryland corporation (“Acquisition”) and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation (“ARMOUR” and together with Acquisition, the “Offerors”), to purchase all of the issued and outstanding Shares at a per share price equal to an amount in cash per share equal to 87% of the book value per share of the Shares (“BVPS”), as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Offer, which we currently anticipate to be March 18, 2016 (the “Calculation Date”), net to the holders thereof, in cash, without interest thereon and less any required withholding taxes (the “Offer Price”).  The Offer is described in a combined Schedule TO and Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on March 7, 2016 and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).  The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

For purposes of calculating the Offer Price, BVPS will be calculated by the Company, subject to the review and approval of the Special Committee (as defined below), and certified by an authorized representative of the Company, using the following data: (i) the market value of the Company’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of the Company’s non-agency securities as of the Calculation Date or the most recent prior date as of which such value can be determined, (iii) cash balances in the Company’s bank accounts as of the Calculation Date, (iv) the Company’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with generally accepted accounting principles, consistently applied, including accruals, as of the Calculation Date, less $1.0 million in respect of the Company’s expenses related to the transactions contemplated by the Merger Agreement (as defined below) not included in the above-referenced accruals. The Company will calculate BVPS using the same valuation methodologies as it has historically used to calculate book value in the Company’s updates, which are typically posted on a monthly basis on the Company’s website, www.javelinreit.com, and furnished as an exhibit to a current report on Form 8-K filed by the Company with the SEC. The market values of agency securities and the appraised values of non-agency securities will be determined using valuations for each security in the Company’s portfolio provided by Interactive Data Corporation, a third-party pricing service, and the market values of its interest rate derivatives will be determined using pricing provided by Bloomberg’s BVAL pricing service, a third-party service. Estimates of the Offer Price and BVPS will be calculated as of 5:00 P.M., New York City time on the date of the Offer to Purchase and on every business day thereafter until the Calculation Date, and the estimates will be posted to the Company’s website, www.javelinreit.com, as soon as reasonably practicable. As of March 4, 2016, the last business day prior to the date of the Offer to Purchase as to which an estimate of the Company’s BVPS is available, the estimated Offer Price was $7.21 per share, based upon the Company’s estimated BVPS of $8.28. The calculations of the estimated Offer Price and BVPS will be floating between March 4, 2016 and the Calculation Date and could vary significantly. The Shares will be purchased by Acquisition.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 1, 2016 (as amended or modified from to time, the “Merger Agreement”), by and among the Company, ARMOUR and Acquisition.  A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.  The Merger Agreement is summarized in Section 6—”Summary of the Merger Agreement and Other Agreements—Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement.  The Merger Agreement provides, among other things, that if greater than fifty percent (50%) of the total number of Shares which are not owned immediately before the then-scheduled expiration of the Offer by ARMOUR, any of its subsidiaries, or any officers or directors of ARMOUR, or the Company are validly tendered and not withdrawn and purchased by Acquisition in the Offer (the “Minimum Condition”), and subject to the satisfaction or waiver of certain limited conditions set forth in the Merger Agreement, then, following completion of the Offer, and in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”), Acquisition will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”).  Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly-owned subsidiary of ARMOUR.  At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by ARMOUR, Acquisition or any of their wholly-owned subsidiaries and (ii) Shares owned by any of the Company’s wholly-owned subsidiaries) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest.  Because the Merger will be governed by Section 3-106.1 of the MGCL, no stockholder vote will be required to consummate the Merger.

The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement.  In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of ARMOUR.  None of the holders of Shares, holders of shares of ARMOUR or any other third parties should rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Acquisition, ARMOUR or any of their respective subsidiaries or affiliates.  Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

The Offer is initially scheduled to expire at 11:59 P.M., New York City time on April 1, 2016, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is 3001 Ocean Drive, Suite 201, Vero Beach, Florida 32963, and the telephone number at such principal offices is (772) 617-4340.  Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.javelinreit.com.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Relationship with the Offerors and Certain of Their Affiliates

The Company and ARMOUR are both externally managed by ARMOUR Capital Management LP (“ACM”).  The executive officers of the Company and ARMOUR also serve as employees of ACM.  Additionally, all of the Company’s executive officers and eight of its nine directors also serve as the executive officers and directors, respectively, of ARMOUR.  Accordingly, the Company’s board of directors (the “Board”) established an independent special committee of the Board consisting of the director who is not employed by or otherwise affiliated with ARMOUR, ACM, or any of their respective subsidiaries (the “Special Committee”) to, among other things, evaluate the Transactions.

Management Agreements

ACM Management Agreement

ACM externally manages the Company’s day-to-day operations, subject to the direction and oversight of the Board, pursuant to a management agreement (as amended and restated, the “Management Agreement”).  The Management Agreement entitles ACM to receive a management fee payable monthly in arrears in an amount equal to 1/12th of (a) 1.5% of gross equity raised (including our initial public offering and private placement equity) up to $1.0 billion plus (b) 1.0% of gross equity raised in excess of $1.0 billion (the “Base Management Fee”).  ACM is also the external manager of ARMOUR.

The Management Agreement runs through October 5, 2017  (the “Initial Term”) and is thereafter automatically renewed for successive one-year terms unless terminated under certain circumstances. Either party must provide 180 days prior written notice of any such termination.

Under the Management Agreement, the Company is obligated to pay ACM a termination fee equal to the greater of (a) the Base Management Fee as calculated immediately prior to the effective date of the termination of the Management Agreement for the remainder of the then current term, or (b) three (3) times the cumulative Base Management Fees paid to ACM in the preceding full twelve (12) months, calculated as of the effective date of the termination of the Management Agreement, only if the Company terminates the Management Agreement other than for “Cause” (as defined in the Management Agreement). During the Initial Term of the Management Agreement, the Company may only terminate the Management Agreement for Cause, or in connection with a “Corporate Event” (as defined in the Management Agreement).

ARMOUR intends to maintain the Management Agreement with ACM after the effective date of the Merger.  Four of the nine directors of the Company and ARMOUR are affiliated with ACM and will benefit from the continuation of the Management Agreement after the effective date of the Merger.

Staton Bell Black Check LLC Sub-Management Agreement

Pursuant to the sub-management agreement, dated October 5, 2012 (as amended and restated, the “Sub-Management Agreement”), by and among the Company, ACM and Staton Bell Blank Check LLC (“SBBC”), SBBC provides the following services to support ACM’s performance of services to the Company, in each case upon reasonable request by ACM: (i) serving as a consultant to ACM with respect to the periodic review of our investment guidelines; (ii) identifying for ACM potential new lines of business and investment opportunities for us; (iii) identifying for and advising ACM with respect to selection of independent contractors that provide investment banking, securities brokerage, mortgage brokerage and other financial services, due diligence services, underwriting review services, legal and accounting services, and all other services as may be required relating to our investments; (iv) advising ACM with respect to our stockholder and public relations matters; (v) advising and assisting ACM with respect to our capital structure and capital raising; and (vi) advising ACM on negotiating agreements relating to programs established by the U.S. Government. In exchange for such services, ACM pays SBBC a monthly retainer of $115,000 and a sub-management fee of 25% of the net management fee earned by ACM.  SBBC is also the sub-manager of ARMOUR and provides ACM the services described above in connection with ACM’s management of ARMOUR.  Effective January 1, 2015, entities owned by Daniel C. Staton and Marc H. Bell, each of who is a director of the Company, became owners, collectively, of approximately 25% of the limited partnership interests in ACM and SBBC became 99% owned by ACM, pursuant to a contribution agreement dated October 31, 2014.

These summaries do not purport to be complete and are qualified in their entirety by reference to the Management Agreement and Sub-Management Agreement, which are filed as Exhibits (e)(5) and (e)(6) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

Merger Agreement

On March 1, 2016, the Company, ARMOUR and Acquisition entered into the Merger Agreement.  A summary of the Merger Agreement is contained in Section 6—”Summary of the Merger Agreement and Other Agreements—Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference.  This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase.  The Merger Agreement has been provided solely to inform holders of Shares of its terms.  The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger

Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement.  See “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” above for a further description of the limitations on relying on the terms of the Merger Agreement.

Confidentiality Agreement

On February 25, 2016, the Company and ARMOUR entered into a confidentiality agreement (the “Confidentiality Agreement”) by which ARMOUR agreed that it would not disclose any information concerning the Company, whether furnished to ARMOUR or any of ARMOUR’s Representatives (as defined below) before or after the date of the Confidentiality Agreement, together with any and all analyses or other documents prepared by ARMOUR or any of ARMOUR’s directors, employees, affiliates, advisors, attorneys, accountants, consultants, representatives or lending institutions (collectively, “Representatives”) which contain or otherwise reflect such information (collectively, “Evaluation Material”).  The term “Evaluation Material” does not include information which (a) was already in ARMOUR’s possession prior to the time of disclosure to ARMOUR by the Company or JMP Securities LLC (“JMP”), (b) was or becomes generally available to the public other than as a result of a disclosure by ARMOUR or ARMOUR’s Representatives, or (c) was or becomes available to ARMOUR on a non-confidential basis from a source other than the Company or JMP, provided that such source is not known by ARMOUR after reasonable inquiry to be bound by a confidentiality agreement with the Company, or otherwise prohibited from disclosing the information to ARMOUR.

ARMOUR also agreed not to disclose to any person either the fact that discussions or negotiations with respect to the possible transaction were taking place, including terms, conditions, facts or the status thereof, or that Evaluation Material had been made available to it.

The Merger Agreement contains confidentiality requirements relating to information ARMOUR and Acquisition received as a result of access granted to them under the Merger Agreement to properties, books, records and personnel of the Company.  Those confidentiality provisions are similar to, but not identical with, those in the Confidentiality Agreement.

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors may have financial interests and inducements related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally.  The Board and the Special Committee were aware of these potentially differing interests and inducements and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the other Transactions and recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer, as more fully discussed below in “Item 4.  The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations.”

Additionally, as disclosed above, the executive officers of the Company and ARMOUR also serve as employees of ACM and all of the Company’s executive officers, and eight of the Company’s nine directors also serve as the executive officers and directors, respectively, of ARMOUR.

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8.  Additional Information—Information Regarding Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Treatment of Shares

The Company’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Company stockholders who tender Shares.  To the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender all of their Shares in the Offer.  However, any such Shares that are tendered by any directors or officers of ARMOUR or Acquisition will not be considered in determining whether the Minimum Condition has been satisfied.

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of March 4, 2016 and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings), if all the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer.  Based on the Shares held on March 4, 2016, directors and executive officers of the Company would be entitled to receive a payment of approximately $3,470,675 in the aggregate for all Shares held by such directors and executive officers.

Name of Director or Executive Officer	Number of Shares		Cash Consideration(4)
Scott J. Ulm	62,525		$450,806
Jeffrey J. Zimmer	92,775		$668,908
James R. Mountain	4,000		$28,840
Mark Gruber	0		$0
Daniel C. Staton	149,664	(1)	$1,079,078
Marc H. Bell	129,613		$934,510
John Chrystal	20,728		$149,449
Thomas K. Guba	7,305		$52,670
Robert C. Hain	3,689	(2)	$26,598
John P. Hollihan, III	5,535		$39,908
Stewart J. Paperin	5,535	(3)	$39,908

(1)

Represents Shares held by DM Staton Family Limited Partnership. These Shares are pledged as security for a line of credit with Credit Suisse. Mr. Staton is a general partner and a limited partner of DM Staton Family Limited Partnership. Mr. Staton has a pecuniary interest in the Shares held by DM Staton Family Limited Partnership.

(2)

Represents Shares held by the RCH Guernsey Trust with HW Trust Company Limited acting as the trustee of the Trust.  Mr. Hain is deemed to beneficially own the Shares held by the RCH Guernsey Trust and has a pecuniary interest in the Shares held therein.

(3)	Represents Shares held by the Stewart J. Paperin Family Trust. Mr. Paperin is deemed to beneficially own the Shares held therein.
(4)

For purposes of this table, the Offer Price is $7.21 based on the BVPS of $8.28 calculated as of 5:00 P.M. New York City time on March 4, 2016, the last business day prior to the date of the Offer to Purchase as to which an estimate of the Company’s BVPS is available.  The calculations of the estimated Offer Price and BVPS will be floating between March 4, 2016 and the Calculation Date and could vary significantly.  Accordingly, the cash consideration described in this table is subject to change until the Offer Price has been fixed in accordance with the Merger Agreement.

Severance, Employment and Change-In-Control Agreements

The Company does not have any employment, severance or change-in-control agreements with its executive officers and is not obligated to make any payments to them upon termination of employment.

Employee Matters Following Closing

ARMOUR will have no obligation and the Company will take no action that would have the effect of requiring ARMOUR or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person.

The Company has no employees and is managed by ACM, which also manages ARMOUR. As a result, the Company’s current management are all employees of ACM and have the same management as ARMOUR.

Limitation of Liability and Indemnification; Directors’ and Officers’ Insurance

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Company’s charter (the “Charter”) contains such a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity.  The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or other capacities unless it is established that:

•

the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•

the director or officer actually received an improper personal benefit in money, property or services; or

•

in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or in a proceeding in which the director or officer was adjudged liable on the basis that personal benefit was improperly received.  A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.  However, indemnification for an adverse judgment in a suit by the Company or in the Company’s right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•

a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

The Charter authorizes the Company, and the Company’s amended and restated bylaws (the “Bylaws”) obligate the Company, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•

any present or former director or officer of ours who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of ours and at our request, serves or has served another corporation, real estate investment trust (“REIT”), partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

The Charter and the Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of ours or a predecessor of the Company, with the approval of the Board.

In addition to the indemnification provided under the Charter and Bylaws, the Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage.  The Merger Agreement provides that ARMOUR will, and will cause the Surviving Corporation to, honor for at least six years after the Effective Time of the Merger the Surviving Corporation’s obligation to indemnify current or former directors, including, but not limited to the member of the Special Committee, and officers of the Company or its subsidiaries with respect to matters which occur prior to, at or after the Effective Time of the Merger (including with respect to acts or omissions occurring in connection with the Merger Agreement and the consummation of the transactions contemplated thereby).  ARMOUR also agrees that the Surviving Corporation will maintain for at least six years, with respect to occurrences prior to the Effective Time of the Merger, the Company’s directors’ and officers’ liability insurance policies which were in effect at the date of the Merger Agreement (notwithstanding any provisions of those policies that they will terminate as a result of a merger), to the extent it can do so at an annual cost not exceeding 350% of the annual cost of the policies that were in effect at the date of the Merger Agreement (or the Surviving Corporation will obtain a “tail” insurance policy that will provide similar coverage for at least six years after the Effective Time of the Merger).

Continuing Directors

The Merger Agreement provides that, until the Effective Time, the existing directors will continue to serve on the Board.

Item 4.  The Solicitation or Recommendation

Recommendation of the Special Committee and the Board

Recommendation of the Special Committee

At a meeting held on March 1, 2016, the Special Committee:

(i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are advisable and in the best interests of the Company and the Company’s stockholders;

(ii) recommended that the Board determine that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the Company and the Company’s stockholders;

(iii) recommended that the Board approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and that the Board authorize the Company to enter into, execute and deliver the Merger Agreement; and

(iv) recommended that the Board, subject to the Merger Agreement, recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Recommendation of the Board

At a meeting held on March 1, 2016, upon the recommendation of the Special Committee, the Board unanimously:

(i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are advisable and in the best interests of the Company and the Company’s stockholders;

(ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and authorized the Company to enter into, execute and deliver the Merger Agreement; and

(iii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Background and Reasons for the Special Committee’s and Board’s Recommendation

Background of the Offer and Merger

The following chronology summarizes the key meetings and events that led to the Company’s signing of the Merger Agreement.  The chronology below covers only the key events leading up to the Company’s entry into the Merger Agreement and does not purport to catalogue every conversation among representatives of the Company or between the Company and other parties.

The Company was organized as a Maryland corporation in June 2012 to invest in and manage a leveraged portfolio of agency mortgage-backed securities, non-agency mortgage-backed securities and other mortgage-related investments.  In addition, in connection with the Company’s initial public offering in October 2012, the Company entered into the Management Agreement with ACM, under which ACM manages the day-to-day operations and assets of the Company.  As noted above, ACM is also the external manager of ARMOUR.  The Company has no employees of its own.  Its executive officers and eight of its nine directors also serve as the executive officers and directors, respectively, of ARMOUR.  The executive officers of the Company and ARMOUR are employees of ACM.

During the second half of 2015, the Company’s management focused on the difficulty of the Company continuing as a public company, given its small market capitalization and the relatively high fixed costs of being a public company.  The Company’s management and the Board considered a number of potential actions focused on maximizing stockholder value.  Capital raising initiatives, including a rights offering, were considered but ultimately rejected given the unreceptive nature of the capital markets.  Cost-cutting measures were also considered.  During this timeframe, the Company’s management engaged in a number of conversations with several of the Company’s significant investors regarding the recent stock performance of the residential mortgage-backed REIT sector and the Company’s relative performance within this group.

In early December 2015, the Company’s management began to formulate plans for cost-cutting measures that it believed would be well received in the market.  During this time, the Company was approached by an activist investor who suggested several measures, including liquidating the Company.  On December 13, 2015, the Board met and considered a number of potential actions for enhancing stockholder value.  Liquidation was considered and rejected by the Board because it believed that the significant cost of a liquidation would result in an unacceptably high discount to book value for the Company’s stockholders.  The Board resolved to significantly cut ACM’s management fees via a voluntary rebate by ACM and also to implement a significant reduction and waiver of non-management board fees.  These measures were expected to reduce annual costs at the Company by approximately $2.1 million.  The Board also approved a significant increase in the Company’s stock repurchase program.  These initiatives were publicly announced on December 14, 2015.  That same day, the activist investor publicly announced its own slate of six directors for nomination at the Company’s 2016 annual meeting of stockholders.

During the week of December 14, 2015, ARMOUR focused on the public announcements by and involving the Company’s management and approached non-management members of the Board about a potential acquisition of the Company by ARMOUR.  ARMOUR conveyed its view that it could offer a purchase price per share that would be a significant premium to the current market price of the Shares and the highest price that ARMOUR believed the Company’s stockholders would receive in the event of a liquidation of the Company.  ARMOUR was interested in the acquisition because it would be an efficient way for ARMOUR to enter the non-agency mortgage-backed securities market in a cost-effective manner.  The Company’s non-management directors responded that they would be receptive to such a proposal.

On December 21, 2015, the board of directors of ARMOUR convened a special meeting to discuss a proposed term sheet and timeline relating to a potential acquisition of the Company by ARMOUR.  The consensus of the board of directors of ARMOUR was that management should continue exploring a potential acquisition of the Company.

On December 30, 2015, the board of directors of ARMOUR convened a special meeting to consider, among other business, preliminary matters regarding the potential acquisition of the Company, including recent discussions by ARMOUR’s management with various investment banks to serve as a financial advisor to ARMOUR and, if appropriate, render an opinion to the board of directors of ARMOUR as to the fairness, from a financial point of view, to ARMOUR of the consideration to be paid in the proposed acquisition of the Company by ARMOUR.  ARMOUR management focused on Lazard Frères and Co. LLC (“Lazard”), given its experience, its reputation and the fact that it had served as the financial advisor in a very similar tender offer and merger transaction in the recent past.  ARMOUR management provided the board of directors of ARMOUR with the biographies of the proposed Lazard engagement team and a summary of the proposed terms of the engagement.  The board of directors of ARMOUR authorized the officers of ARMOUR to continue negotiations with Lazard and to engage it as a financial advisor within the parameters of the proposed engagement terms.

On January 8, 2016, ARMOUR engaged Lazard to act as the financial advisor to ARMOUR in connection with the proposed acquisition of the Company and, if appropriate, to render an opinion to the board of directors of ARMOUR as to the fairness, from a financial point of view, to ARMOUR of the consideration to be paid in the proposed acquisition of the Company by ARMOUR.  That same day, Lazard and the management of ARMOUR discussed materials Lazard was preparing for the board of directors of ARMOUR and potential acquisition terms to be discussed with the board of directors of ARMOUR.

On January 12, 2016, the board of directors of ARMOUR convened a special meeting to discuss the potential acquisition of the Company, via a tender offer and merger, with management and Lazard.  At the meeting, Lazard introduced the Lazard team.  Lazard and management generally described the residential mortgage REIT sector, reviewed operating aspects of ARMOUR, and presented financial and strategic rationales and other key considerations supporting the potential acquisition of the Company.  The board of directors and management of ARMOUR and Lazard also discussed potential acquisition terms, anticipated next steps and illustrative timing.  ARMOUR’s management explained that ARMOUR had for some time been searching for attractive investment opportunities to grow its non-agency securities portfolio, enhance the share buyback effect on its book value and stock price and generally improve ARMOUR’s stock price.  ARMOUR management concluded that the potential acquisition of the Company would be an attractive investment.  The board of directors of ARMOUR inquired as to the appropriateness of ARMOUR’s potential acquisition of a fairly significant portfolio of non-agency securities currently held by the Company and whether such portfolio could be acquired on more favorable terms from unrelated third parties in the marketplace.  Management stated that its analysis indicated that the effective purchase of non-agency securities through an acquisition of the Company would be a more attractive means to acquire such assets relative to other available options.  Based on these points, Lazard’s view was that it was an advisable time for ARMOUR to approach the Company with a formal acquisition proposal.  The board of directors of ARMOUR agreed that it would reconvene on the morning of Thursday, January 14, 2016 to discuss the substance of an offer to the Company and the process for communicating the offer to the Company.

On January 14, 2016, the board of directors of ARMOUR reconvened the special meeting.  At the meeting, Akerman LLP (“Akerman”), ARMOUR’s long-time outside legal counsel, was retained to advise ARMOUR in connection with the potential acquisition of the Company and management presented to the board of directors of ARMOUR a form of offer letter, dated January 14, 2016, in connection with the proposed acquisition of the Company.  The offer letter contemplated a purchase price of 85.5% of book value per Share, which ARMOUR’s management, with the advice of Lazard, had determined was an attractive price after extensive discussions and analysis of the valuation of the Company.  The board of directors of ARMOUR agreed that it was advisable to move forward with the offer to the Company with a purchase price of 85.5% of the book value per Share.  The offer letter further stated that the offer would be subject to satisfactory negotiation of mutually acceptable definitive documentation, which documentation would not have any financing condition to close.

On January 14, 2016, ARMOUR presented its offer letter to the Company.

On January 15, 2016, the Board convened a special meeting.  At the meeting, Akerman, the Company’s long-time outside legal counsel, explained that Akerman representatives were in attendance solely for the purpose of explaining that a conflict existed and prevented Akerman from representing the Company in the proposed transaction with ARMOUR because Akerman had been retained to represent ARMOUR.  Akerman presented a waiver letter to the Board in connection with ARMOUR’s offer letter to the Company.  Akerman stated that upon completing the presentation and addressing any questions or concerns from the Board, Akerman would exit the meeting and the meeting would continue without Akerman in attendance.  The Board instructed management to execute the conflict waiver letter and Akerman left the meeting.  Next, based on the advice of Wachtell, Lipton, Rosen & Katz, legal counsel to the Company, the Board created a Special Committee and charged it with considering the proposal contained in ARMOUR’s offer letter, with the full power to recommend or reject such proposal, considering such other matters and alternatives as it deemed appropriate, engaging such special counsel and financial advisors as it required for advice and assistance, and reporting to the Board the results of its activities and its recommended course of action, it being understood that the Board would not approve the proposed transaction with ARMOUR unless the transaction had been recommended by the Special Committee.  The sole director of the Company who is not employed by or otherwise affiliated with ARMOUR, ACM, or any of their respective affiliates was appointed as the chair and sole member of the Special Committee.

On January 15, 2016, the Special Committee convened a telephonic meeting at which Duane Morris LLP (“Duane Morris”) was also in attendance to discuss the proposed transaction.  On this same date, the Special Committee engaged Duane Morris as its special legal advisor for counsel in connection with the potential transaction.  The Special Committee also engaged Venable LLP (“Venable”) on or about February 15, 2016 as its special legal advisor for counsel in connection with matters under Maryland law.  Following preliminary discussions with JMP regarding the proposed transaction, the Special Committee contacted JMP for the purpose of formally engaging JMP as a financial advisor to the Special Committee in connection with the Special Committee’s evaluation and consideration of the ARMOUR proposal and other strategic alternatives.  Over the next several days, the Special Committee negotiated terms of engagement with JMP with the assistance of Duane Morris while continuing to discuss the ARMOUR proposal and related matters with JMP.  Based on JMP’s expertise in the mortgage REIT industry, and after concluding negotiations with JMP, the Special Committee entered into a formal written agreement with JMP on January 25, 2016 to engage JMP as its financial advisor and, if appropriate, for JMP to render an opinion to the Special Committee as to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be paid in a proposed acquisition.

On January 20, 2016, the Special Committee convened a telephonic meeting at which Duane Morris was also in attendance to discuss the Company’s business, the ARMOUR proposal and the nature of the Special Committee’s role and function with respect to evaluating the ARMOUR proposal and other potential strategic alternatives, including the possibility that the Company not pursue a transaction with ARMOUR or any other transaction involving the sale or acquisition of the Company.  On that same day, Duane Morris and JMP held an introductory call and discussed the ARMOUR proposal and related matters.

On January 22, 2016, the Special Committee convened a telephonic meeting at which JMP and Duane Morris were also in attendance to further discuss the ARMOUR proposal and a tentative timeframe for providing a formal response to ARMOUR.  The Special Committee and its advisors discussed the advantages and disadvantages of conducting a full auction process, engaging in a market check process by soliciting indications of interest from a targeted group of other prospective bidders prior to entering into a definitive merger agreement or requiring the inclusion of a “go-shop” provision in a definitive merger agreement.  It was anticipated that a market check process could begin the week of February 1 and expected that such process would take two to three weeks to complete, whereas a full auction process would take significantly longer.  After further discussion, the Special Committee expressed a preference for a market check process, concluding the Company had the ability to obtain indications of interest prior to executing a definitive merger agreement in a shorter period of time than would be the case in a full auction process and that a market check process was preferable to merely including a post-signing “go-shop” requirement in any applicable transaction agreement.  The Special Committee was concerned that continued volatility in the price of the Shares and the mortgage REIT market in general could result in further declines in book value over time and the possibility that ARMOUR would withdraw its proposal. The Special Committee and its advisors also discussed the advantages and disadvantages of not pursuing a transaction with ARMOUR or any other sale of the Company.  After further discussion with its advisors, the Special Committee instructed JMP to proceed with a market check process.

On January 24, 2016 and January 26, 2016, the Special Committee convened telephonic meetings at which JMP and Duane Morris were also in attendance to review a list of prospective bidders that JMP would target as part of the market check process.  At the January 24, 2016 meeting, JMP advised that it would target prospective bidders with greater market capitalizations than ARMOUR and that JMP believed, based on its knowledge of the relevant market and potential bidders, would have interest in acquiring the Company, that are typically more active in the market, and that either had cash on hand or access thereto in order to consummate a cash tender offer.  At the January 24, 2016 meeting, JMP identified three prospective bidders that JMP believed fit that profile.  At the January 26, 2016 meeting, at the request of the Special Committee, JMP identified two additional prospective bidders that JMP believed would also fit the profile.  Thus, in addition to ARMOUR, JMP identified a total of five prospective bidders, including several other mortgage REITs as well as managers of funds and mortgage REITs that invest in securities similar to those held by the Company.  Also at the January 26, 2016 meeting, the Special Committee and its advisors discussed the process of conducting the market check and the materials that would be made available to prospective bidders.  Thereafter, discussion shifted to the ARMOUR proposal and when and how to respond to ARMOUR.  The Special Committee determined to respond quickly given the volatility in the price of the Shares and the mortgage REIT market.

On January 30, 2016, JMP, the Special Committee convened a telephonic meeting at which JMP and Duane Morris were also in attendance to discuss for the Special Committee various characteristics of the mortgage REIT sector.  Among other matters, JMP noted the volatility in recent months and that the entire sector had been trading at a discount to book value.  JMP further noted that larger, more liquid market participants would be better able to weather the challenging market conditions, whereas market participants with smaller market capitalizations could have more difficulty.  JMP also shared that it had held discussions with Lazard about ARMOUR’s proposal and briefed Lazard on the status of the Special Committee’s process.  The Special Committee and its advisors also discussed a potential formal response to ARMOUR’s proposal and a proposed bid instruction letter to be sent to participants in the market check process.  The Special Committee agreed to formally respond to ARMOUR by the close of business on February 1, 2016.

On February 1, 2016, JMP, on behalf of the Company, sent ARMOUR a letter responding to ARMOUR’s offer letter dated January 14, 2016.  The response letter stated that due to the related party nature of the proposed transaction, the Company had formed the Special Committee to, among other things, evaluate the proposal and consider other strategic alternatives.  The response letter further stated that the Company was interested in exploring ARMOUR’s proposal further and requested that ARMOUR provide further details with respect to its offer, particularly with respect to the proposed amount and form of consideration and contemplated transaction structure.

In early February 2016, Duane Morris and Akerman discussed protocol specifying what the ACM employees who were engaged in the management of the Company could and could not do.  Akerman advised Duane Morris that the management of ACM had agreed to designate its head portfolio manager (the “ACM Designee”) as the point of contact for the Special Committee to conduct due diligence, provide documentation and answer questions about the operations of ARMOUR.  Duane Morris advised Akerman that the Company was requesting that the ACM Designee provide to the Special Committee assistance in connection with the Special Committee’s consideration of strategic alternatives regarding the Company, including a possible change-of-control transaction involving the Company and a third party, including, without limitation, ARMOUR.  Because ACM was receiving or might receive, or had access or might have access to, certain information relating to the Company, the Offer and Merger or the Special Committee that is confidential or proprietary in nature, consideration was given to whether the ACM Designee should execute a confidentiality agreement.  Duane Morris initially drafted and sent a non-disclosure agreement between the ACM Designee and the Company to Akerman on February 8, 2016.  Akerman provided comments on February 12, 2016 and on February 18, 2016, including a comment that the ACM Designee could not be completely walled off from the day-to-day operations of ARMOUR.  Since the ACM Designee was an officer of ARMOUR as well as the Company, he needed the flexibility to be able to carry out day-to-day tasks for ARMOUR.  After further consideration of the ACM Designee’s lack of involvement in Special Committee matters beyond providing ordinary course financial information to JMP and his lack of knowledge about the market check process, Duane Morris and Akerman concluded that it was unnecessary for the ACM Designee to enter into a confidentiality agreement.

On February 2, 2016, JMP, on behalf of the Company, contacted the five prospective bidders that JMP had identified for solicitations of indications of interest in addition to ARMOUR as part of the market check process.  Four of these prospective bidders signed non-disclosure agreements and received diligence materials to evaluate a potential transaction with the Company.  The fifth prospective bidder did not elect to receive any diligence materials.  ARMOUR was also invited to join this process, but declined to enter into a non-disclosure agreement at the time.

On February 4, 2016, JMP, on behalf of the Company, sent bid instruction letters to the four participants that entered into non-disclosure agreements and received diligence materials.  The bid instruction letters set forth the guidelines for submitting a preliminary indication of interest in connection with a possible transaction.  The bid letters further stated that if the recipient wished to pursue a potential transaction, the Company requested that the recipient submit a written, non-binding indication of interest to JMP based upon the recipient’s review of the information provided to date, discussions with JMP, publicly-available information, and the recipient’s general knowledge of the industry.  The bid letters requested that the indication of interest address such topics as consideration and transaction structure, financing, due diligence, required approvals and other conditions, timing, strategy and other considerations that the recipient deemed relevant for the Company’s review.  The bid letters requested that recipients wishing to submit a bid provide written indication of interest via email no later than 5:00 P.M., Eastern Standard Time, Friday, February 19, 2016.

On February 5, 2016, Lazard and JMP discussed the timing of the market check process and Lazard requested a bid instruction letter in order to provide an updated proposal from ARMOUR.  JMP responded that it planned to adhere to a Friday, February 19, 2016 deadline to receive indications of interest.  On that same day, JMP, on behalf of the Company, sent a bid instruction letter to ARMOUR requesting the same information as was requested of the other prospective bidders.

On February 11, 2016, the Special Committee convened a telephonic meeting at which JMP and Duane Morris were also in attendance to discuss the progress of the market check process.  JMP provided an update with respect to ARMOUR and the other five prospective bidders.  JMP noted that four of the five prospective bidders targeted in the market check process requested to receive diligence materials and expressed an interest in pursuing a possible transaction with the Company.  JMP indicated that bid instruction letters had been sent to those bidders and ARMOUR.

During the week of February 15, 2016, JMP had conversations with Lazard as well as the four market check participants that received diligence materials and that were still reviewing a potential transaction.

On February 15, 2016, the Special Committee convened a telephonic meeting at which Duane Morris and Venable were also in attendance.  At this meeting, Venable discussed the duties of a director of a Maryland corporation as a member of a committee of the Board and of the Board itself under Maryland law in the context of evaluating potential acquisition transactions.

On February 19, 2016, JMP received indications of interest from ARMOUR and one of the four participants in the market check process, referred to herein as “Company X.”  As discussed by JMP at the February 20, 2016 meeting of the Special Committee described below, one of the three prospective bidders that evaluated the transaction but did not submit a bid indicated that the transaction size and economics made it difficult to pursue a transaction.  Another one of the three prospective bidders that evaluated the transaction but did not submit a bid indicated that the Company’s portfolio was not a good fit and therefore did not wish to submit a bid.  The third prospective bidder that evaluated the transaction but did not submit a bid indicated that it did not believe that it would be able to submit a bid that would be competitive relative to the value that the Company would be likely to receive and distribute to its stockholders in a liquidation.

The ARMOUR indication of interest stated that the proposed transaction would be subject to the execution of a mutually satisfactory definitive merger agreement, including customary representations and warranties, covenants, indemnifications from each party and other mutually agreed upon terms and conditions.  The ARMOUR indication addressed such topics as, consideration and transaction structure, financing, due diligence, required approvals and other conditions, timing, strategy and other considerations that ARMOUR deemed relevant for the Company’s review.  The ARMOUR indication of interest provided that the offer consideration would consist solely of cash equal to 87% of the Company’s book value, on a per Share basis, representing an increase from 85.5% set forth in its January 14, 2016 offer letter.  Through its advisors, ARMOUR communicated to the Special Committee that it had increased its offer price to demonstrate its commitment to a transaction compared to other bidders and to encourage the Special Committee to negotiate solely with ARMOUR.  The ARMOUR indication of interest provided that the transaction would be structured as a tender offer for all of the outstanding Shares, subject to a minimum condition of receiving tenders for greater than 50% of the outstanding Shares and would be promptly followed by a second-step merger under Maryland law, which would not require stockholder approval.  The ARMOUR indication of interest specified that the offer consideration would be set two business days prior to the expiration of the tender offer.  In addition, ACM would plan to continue managing the Company under the Management Agreement.  The ARMOUR indication of interest also noted that ARMOUR had substantially completed its due diligence, based on information available to ARMOUR at the time, and estimated that it could complete what limited diligence remained within two business days of the Company’s acceptance of ARMOUR’s indication of interest.  There would be no financing or diligence condition to the closing of the merger.  The ARMOUR indication of interest included an exclusivity period of seven days from the date the Company, acting through the Special Committee, accepted the ARMOUR indication of interest (the “Exclusivity Period”), in which the Company and its affiliates, and their respective agents, acting through the Special Committee, would discuss a potential sale of the Company exclusively with ARMOUR and the Company and its affiliates, and their respective agents, would not, during the Exclusivity Period, initiate, encourage or enter into discussions or negotiations with any person or party other than ARMOUR and its agents (each, a “third party”), respond to any solicitations by third parties or provide documents or information to any third party, relating to any sale or other disposition of the Company or substantially all of the Company’s assets, equity or businesses (whether by merger, consolidation, tender offer, sale of stock or assets or otherwise).  To the extent that the Company received any third party inquiries during the Exclusivity Period, the Company agreed it would promptly advise ARMOUR.  The ARMOUR indication of interest included a confidentiality provision prohibiting ARMOUR and the Company each from disclosing the matters in the ARMOUR indication of interest without the other’s consent.

The Company X indication of interest proposed a gross purchase price of between $6.10 and $6.30 per share, which, as discussed by JMP at the February 20, 2016 meeting of the Special Committee described below, would have been effectively reduced in the event a termination fee was payable to ACM in connection with the termination of the Management Agreement as required under the Company X indication of interest.  The Company X indication of interest expressed a preference for a tender offer but did not conclusively state that the transaction would be structured in such manner.  Further, the Company X indication of interest expressed that Company X expected that it would need an additional three to four weeks to complete due diligence.  Like the ARMOUR indication of interest, the Company X indication of interest did not include a financing condition.

On February 20, 2016, the Special Committee convened a telephonic meeting at which JMP, Duane Morris and Venable were also in attendance.  The meeting was convened to discuss the bids received from ARMOUR and Company X.  JMP reminded the Special Committee that it sought prospective bidders that had greater market capitalizations than ARMOUR, that were typically more active in the market and that either had the cash on hand or access thereto in order to consummate a cash tender offer.  JMP also noted that throughout the process, no preferential treatment was accorded to any bidder, including ARMOUR.  After receiving the Company X bid, JMP stated that it encouraged Company X to increase the proposed offer consideration, but was informed by Company X that it would be unable to do so.  Discussion then turned to an evaluation of the ARMOUR and Company X bids.  JMP noted that ARMOUR expressed its bid as a percentage of book value, whereas Company X calculated its bid as a dollar value per share.  JMP noted that Company X was requested to express its offer as a percentage of book value, but declined to revise its bid.  JMP calculated that Company X’s proposed gross purchase price equated to between 73.1% and 75.5% of the Company’s book value based on the Company’s estimated book value per share of $8.35 as of February 12, 2016.  JMP noted that ARMOUR’s proposed bid reflected a purchase price of 87% of the Company’s estimated book value and did not require the Company to terminate the Management Agreement.  JMP calculated that, assuming full payment of the termination fee to ACM under the Management Agreement, Company X’s purchase price net of such payment would be reduced to between $5.19 and $5.39 per share, or between 62.1% and 64.5% of the Company’s estimated book value per share as of February 12, 2016.  Further, it was noted that the due diligence period was more favorable in ARMOUR’s bid than Company X’s bid.  Discussion then followed regarding the requirement in ARMOUR’s indication of interest that the final purchase price per share be determined two business days prior to the expiration of the tender offer period, which was considered unfavorable because it would afford stockholders little time to decide whether to tender their shares.  JMP acknowledged that, on the financial metrics, the ARMOUR bid was superior.  JMP also advised that it reviewed a liquidation analysis conducted by the Company and also conducted its own liquidation analysis and concluded that the liquidation value of the Company on a per share basis would be lower than ARMOUR’s bid.  The call concluded with JMP agreeing to contact ARMOUR to discuss the timing of the calculation of the final purchase price per share and to not contact Company X at that time.

On February 21, 2016, ARMOUR submitted a revised indication of interest reflecting that the final purchase price per share would be determined ten business days prior to the expiration of the tender offer period.  On the same day, the Special Committee convened a telephonic meeting at which JMP, Duane Morris and Venable were also in attendance to discuss ARMOUR’s revised indication of interest, which ARMOUR requested that the Company execute.  The Special Committee and its advisors discussed the exclusivity provision contained in the ARMOUR indication of interest and the due diligence requirement.  JMP advised that both provisions were in line with market practice and that it was unlikely that an issue would arise in due diligence.  Based on the advice and guidance of its advisors, the Special Committee accepted the February 21, 2016 ARMOUR indication of interest.

On February 21, 2016, Akerman sent Duane Morris and Venable an initial draft of the merger agreement.

On February 25, 2016, ARMOUR and the Company entered into the Confidentiality Agreement.  As a condition to being furnished confidential information of the Company in connection with the proposed transaction, ARMOUR agreed, among other things, to keep such information confidential and to use it only for specified purposes.  After several discussions between Duane Morris and Akerman, ARMOUR also agreed to a customary standstill provision.

Over the next few days, ARMOUR and the Special Committee engaged in good faith and continuing negotiations of a draft merger agreement.  Due to unanticipated delays, on February 25, 2016, ARMOUR and the Company agreed to extend the Exclusivity Period until 11:59 P.M. Eastern Standard Time on Wednesday, March 2, 2016.

On February 26, 2016, Duane Morris circulated a revised draft merger agreement reflecting, among other things, the following: (i) that the tender of a majority of the total number of Shares not held by ARMOUR, any of its subsidiaries, or any officers or directors of ARMOUR, or the Company would be required to satisfy the Minimum Condition; (ii) the removal of the requirement that the Company’s book value be reduced as of the Calculation Date by the amount of the Company’s transaction expenses that would not be accrued on or prior to the Calculation Date; (iii) revisions to the representations, warranties and covenants contained in Akerman’s initial draft; (iv) the addition of a waiver and release by the Company of the standstill provisions contained in any non-disclosure agreement entered into with any person concerning a possible transaction with the Company; (v) a decrease in the threshold percentage, from 75% (as set forth in Akerman’s initial draft) to 20%, that must be exceeded with respect to an acquisition proposal from a potential acquiror before the Company may determine that such acquisition proposal is reasonably likely to lead to a superior proposal; (vi) a decrease in the threshold percentage, from 75% (as set forth in Akerman’s initial draft) to 50%, that must be exceeded in order for an acquisition proposal by a potential acquiror to be considered a superior proposal; (vii) the removal of provisions requiring the payment of a break-up fee and payment of ARMOUR’s transaction expenses up to $2 million in the event the agreement is terminated in certain circumstances, and (viii) revisions to the indemnification provisions.

In the morning of February 28, 2016, the Special Committee convened a telephonic meeting at which JMP and Duane Morris were also in attendance.  At the meeting, the Special Committee and its advisors discussed outstanding issues regarding the draft merger agreement, including ARMOUR’s request that the Company’s book value be reduced as of the Calculation Date by the amount of the Company’s unaccrued but anticipated transaction expenses.  In addition, the Special Committee and its advisors discussed the break-up fee and expense reimbursement provisions in Akerman’s initial draft of the merger agreement.  The Special Committee noted that it was important that the agreement not include a break-up fee so as not to preclude potentially interested parties from submitting superior bids.  The Special Committee authorized JMP to inform Lazard that the Special Committee rejected both provisions.  The Special Committee and its advisors again reviewed the Company’s strategic options, including the sale or liquidation of the Company and the possibility that the Company may elect not to pursue either of those options.  Discussion ensued thereafter concerning the continued applicability of the “fiduciary out” provisions in the Merger Agreement as well as that the Company’s stockholders would have the ability to elect not to tender their shares in the Offer.  The meeting concluded with the Special Committee concluding that it could accept ARMOUR’s proposal regarding a reduction in book value in respect of the Company’s anticipated transaction expenses that would not be accrued on or prior to the Calculation Date.

In the afternoon of February 28, 2016, Akerman circulated a revised draft merger agreement reflecting, among other things, the following: (i) a change in the date on which the purchase price will be calculated from ten business days after the commencement of the Offer to ten business days prior to the expiration of the Offer; (ii) the reinsertion of the requirement that the Company’s book value be reduced in respect of the Company’s anticipated transaction expenses that would not be accrued on or prior to the Calculation Date, but specifying that the amount by which book value would be so reduced would be equal to $1 million (Akerman’s initial draft did not specify an amount); (iii) the removal of the section added in Duane Morris’s previous draft regarding the waiver of standstill provisions; and (iv) an increase in the threshold percentage, from 20% (as set forth in Duane Morris’s previous draft) to 50%, that must be exceeded with respect to an acquisition proposal from a potential acquiror before the Board, acting upon the recommendation of the Special Committee, may determine that such acquisition proposal is reasonably likely to lead to a superior proposal.  Akerman’s February 28, 2016 draft did not include a break-up fee, but did include the re-insertion of a provision requiring the Company to reimburse ARMOUR up to $2 million for expenses incurred by ARMOUR in connection with the transaction in the event the Company or ARMOUR were to terminate the agreement in certain circumstances.

On February 29, 2016, the Special Committee convened a telephonic meeting at which JMP, Duane Morris and Venable were also in attendance to discuss issues concerning the draft merger agreement circulated by Akerman on February 28, 2016.  The Special Committee and its advisors discussed that the calculation of the final purchase price ten business days prior to the expiration of the tender offer period could pose risk to the Company in the event the stock price were to move lower after calculation date or, alternatively, to ARMOUR in the event the stock price were to move higher after the calculation date.  The Special Committee and its advisors then engaged in extensive additional discussion regarding the timing and setting of the purchase price.  Following the discussion, the Special Committee concluded that the proposal to establish the purchase price ten business days prior to the expiration of the tender offer period was acceptable.  Finally, the Special Committee and its advisors discussed a proposed press release regarding the transactions.

On February 29, 2016, Duane Morris circulated a revised draft merger agreement reflecting, among other things, the following: (i) the reinsertion of provisions regarding the Company’s waiver of the standstill provisions contained in the non-disclosure agreements; (ii) a decrease in the threshold percentage, from 50% (as set forth in Akerman’s previous draft) to 20%, that must be exceeded with respect to an acquisition proposal from a potential acquiror before the Board, acting upon the recommendation of the Special Committee, may determine that such acquisition proposal is reasonably likely to lead to a superior proposal; and (iii) that further discussion was necessary with respect to the reimbursement by the Company of ARMOUR’s transaction expenses in the event the Company or ARMOUR terminates the agreement in certain circumstances.

Duane Morris and Akerman continued discussions regarding the amount at which reimbursable transaction expenses would be capped in the event of a termination of the agreement and also discussed that the obligation of the Company to purchase a six-year “tail” insurance policy for the benefit of the current and former officers and directors of the Company with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred at or prior to the effective time of the Merger should be mandatory, rather than an alternative to continuing the effectiveness of the Company’s existing policies.

In the morning of March 1, 2016, the Special Committee convened a telephonic meeting at which JMP, Duane Morris and Venable were also in attendance to consider, among other things, resolutions that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are advisable and in the best interests of the Company and the Company’s stockholders, approving the Offer, the Merger and the other transactions contemplated by the Merger Agreement, recommending that the Board approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and that the Board authorize the Company to enter into, execute and deliver the Merger Agreement, and recommending that the Board, subject to the Merger Agreement, recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.  At this meeting, the Special Committee and its advisors discussed the reimbursement of ARMOUR’s transaction expenses in connection with a termination of the agreement in certain circumstances.  The Special Committee and its advisors revisited its conversation at the February 28, 2016 meeting regarding the break-up fee and expense reimbursement provision.  After further discussion, the Special Committee concluded that the expense reimbursement provision and cap of $2 million was acceptable.  Venable then reminded the Special Committee member of his duties as a member of a committee of the Board and of the Board itself under Maryland law in the context of evaluating potential acquisition transactions.  JMP reviewed with the Special Committee its financial analyses of the consideration to be paid by ARMOUR in connection with the Offer and Merger, and rendered its oral opinion, which opinion was subsequently confirmed in writing delivered on March 1, 2016, to the effect that, as of that date and based on and subject to the matters stated in the opinion, the consideration to be paid by ARMOUR in the Offer and Merger is fair, from a financial point of view, to the Company’s stockholders.  The Special Committee then approved and adopted the resolutions of the Special Committee discussed above, among others.

In the afternoon on the same day that the Special Committee held its meeting, the Board held a special meeting via conference call at which JMP, Duane Morris and Venable were also in attendance to consider, among other things, the Special Committee’s recommendation and resolutions adopting the Merger Agreement, and approving the Offer and Merger and the other transactions contemplated by the Merger Agreement.  The Special Committee described the process undertaken by the Special Committee and its advisors and provided an update on events that occurred since the last meeting of the Board.  Venable discussed the duties of the members of the Board under Maryland law in the context of evaluating potential acquisition transactions.  Duane Morris summarized the Merger Agreement and the other transactions contemplated by the Merger Agreement.  JMP reviewed with the Board its financial analyses of the consideration to be paid by ARMOUR in connection with the Offer and Merger, and described to the Board its opinion, dated March 1, 2016, to the effect that, as of that date and based on and subject to the matters stated in the opinion, the consideration to be paid by ARMOUR in the Offer and Merger is fair, from a financial point of view, to the Company’s stockholders.  The members of the Board asked questions of the Special Committee and its advisors.  The meeting concluded with the approval and adoption of resolutions of the Board determining that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the Company and its stockholders, approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommending that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer.  The Board also adopted resolutions amending the Bylaws of the Company, adding a provision requiring that, unless the Company consents in writing to the selection of an alternative forum, certain actions relating to the internal affairs of the Company be undertaken solely in the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

On March 1, 2016, the board of directors of ARMOUR held a special meeting to consider resolutions adopting the Merger Agreement, and approving the Offer and Merger and the other transactions contemplated by the Merger Agreement.  Also, at this meeting, Lazard reviewed with the board of directors of ARMOUR its financial analyses of the consideration to be paid by ARMOUR in connection with the Offer and Merger, and rendered to the board of directors of ARMOUR  its oral opinion, subsequently confirmed in writing, that, as of March 1, 2016, and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its opinion, the consideration to be paid by ARMOUR in the Offer and Merger was fair, from a financial point of view, to ARMOUR.  The meeting concluded with the passing of resolutions of the board of directors of ARMOUR adopting the merger agreement, and approving the Merger and Offer and the other transactions contemplated by the Merger Agreement.

Following the meetings, on March 1, 2016, ARMOUR, Acquisition and the Company signed the Merger Agreement.  On the following morning of March 2, 2016, the parties issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Special Committee’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Special Committee sought and received information from the Company’s management, as well as receiving information, analysis and advice from JMP, Duane Morris and Venable. In making its determination and recommendations to the Board (see “Item 4.  The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendation —Recommendation of the Special Committee”), the Special Committee considered many factors, including the following material factors and benefits of the Offer and the Merger, each of which the Special Committee believed supported its recommendations to the Board:

•

Offer Price. The Special Committee considered:

o

the fact that the estimated Offer Price represented a 20.9% premium over the per Share closing price on February 26, 2016 (the last trading date as of which all applicable market data was available to JMP at the time it completed its analysis for purposes of rendering its opinion to the Special Committee);

o

the fact that the estimated Offer Price represents premiums of 23.9%, 21.5% and 15.9% over the average trading prices for the Shares for the five-day, thirty-day and sixty-trading day periods ending on February 26, 2016, respectively;

o

the fact that the estimated Offer Price represented a premium to the proceeds projected to be realized by the Company’s stockholders in a possible liquidation of the Company;

o

the fact that the percentage of book value used to determine the estimated Offer Price represents a premium to the mean-and median-price-to-book-value multiples for other publicly traded mortgage REITs that invest in assets similar to the Company’s assets;

o

the fact that the percentage of book value used to determine the estimated Offer Price represents a premium to the Company’s median-price-to-book value multiples since its initial public offering; and

o

the Special Committee’s belief that it had obtained ARMOUR’s best and final offer, and that, as of the date of the Merger Agreement, the estimated Offer Price represented the highest value per Share and best terms reasonably attainable. ·

The Company’s Operating and Financial Condition; Prospects of the Company.  The Special Committee considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s prospects and risks if the Company were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically).  In this regard, the Special Committee discussed the risks associated with executing and achieving the Company’s business and financial plans, including the volatile nature of the Company’s assets, uncertainty regarding the availability of financing for the Company’s assets, the impact of general economic and market trends on the Company’s business, and the general risks of market conditions that could reduce the Share price.

•

Strategic Alternatives.  The Special Committee considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company or of a liquidation of the Company.

•

Other Offer.  The Special Committee considered its belief that the value offered to holders of Shares in the Offer and the Merger was significantly more favorable to holders of Shares than the potential value of the sole other offer received by the Special Committee in response to its solicitation of indications of interest from five parties in addition to ARMOUR during the market check process.

•

Negotiations with ARMOUR.  The Special Committee considered the course of negotiations between the Company and ARMOUR, resulting in an increase in the price per Share originally offered by ARMOUR, as well as several changes in the terms and conditions of the Merger Agreement from the version initially proposed by ARMOUR that were favorable to the Company.  The Special Committee believed, based on these negotiations, that the Offer Price was the highest price per Share that ARMOUR was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which ARMOUR was willing to agree.

•

Cash Consideration; Certainty of Value.  The Special Committee considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration.

•

No Financing Condition.  The Special Committee considered the contractual representation of ARMOUR and Acquisition that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•

Opinion of the Special Committee’s Financial Advisor.  The Special Committee considered JMP’s financial analyses and JMP’s oral opinion to the Special Committee, which opinion was confirmed in writing, that, as of March 1, 2016, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.  The full text of JMP’s written opinion, dated as of March 1, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by JMP is attached as Annex I to this Schedule 14D-9.  The Company urges you to carefully read JMP’s opinion in its entirety. JMP’s opinion was provided to the Special Committee in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or whether such stockholder should tender its Shares in the Offer.

•

Market Check Process.  The Special Committee, with the assistance of its financial and legal advisors, determined that conducting a competitive market check process prior to entering into a merger agreement was likely to encourage third parties to bid and thereby enhance stockholder value.

•

The Merger Agreement.  The Special Committee considered the provisions of the Merger Agreement, including the right of the Company under certain circumstances to entertain proposals for an acquisition that the Special Committee determines would result in, or is reasonably likely to lead to, a proposal superior to ARMOUR’s proposal, the termination rights of the parties and the lack of a termination fee payable by the Company to ARMOUR if the Company accepts a superior proposal, which the Special Committee believed was superior to a termination fee which might deter competing bids.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing the Second Step Merger.  The Special Committee considered the fact that consummation of the tender offer was conditioned on a majority of the Shares not by ARMOUR, any of its subsidiaries, any officers or directors of ARMOUR, or the Company being tendered in the Offer and the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction.

•

Timing of Completion. The Special Committee considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which will allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by those stockholders who tender their Shares in the Offer.  The Special Committee considered that the potential for closing in a relatively short timeframe would also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing.

•

Procedural Safeguards.  The Special Committee considered the following factors relating to the procedural safeguards:

o

the fact that the Special Committee is solely comprised of the only director who is not employed by or otherwise affiliated with ARMOUR, ACM or any of their respective subsidiaries and has no financial interest in the Merger that is different from that of the stockholders unaffiliated with ARMOUR;

o

the fact that the consummation of the Offer is conditioned on the tender of a majority of the Shares not owned by ARMOUR, any of its subsidiaries, any officers or directors of ARMOUR, or the Company in the Offer; and

o

the fact that the Special Committee retained and received information, analysis and advice from JMP, its independent financial advisor, and from Duane Morris and Venable, its independent legal counsels.

In the course of its deliberations, the Special Committee also considered a variety of material risks and other countervailing factors concerning the Offer, the Merger and Merger Agreement, which included:

•

No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction would, if consummated, prevent the holders of Shares from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

•

Taxable Consideration. The all-cash consideration in the Offer and the Merger generally would result in a holder of Shares recognizing gain or loss.

•

Potential Conflicts of Interest. The potential conflict of interest created by the fact that the executive officers of the Company and ARMOUR also serve as employees of ACM and all of the Company’s executive officers, and eight of the Company’s nine directors also serve as the executive officers and directors, respectively, of ARMOUR. In addition, the Special Committee considered that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

•

Risk of Non-Consummation. The risk that the proposed Offer and Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on the market price of the Shares and also the Company’s operating results, particularly in light of the costs incurred in connection with the Transactions.

•

Expense Reimbursement. The Merger Agreement provides for the reimbursement of ARMOUR’s transaction expenses of up to $2,000,000 that would become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal.

•

No Solicitation. The Merger Agreement restricts the Company’s power to solicit competing proposals, subject to certain exceptions to allow the Special Committee to furnish information and engage in discussions following receipt of an unsolicited offer that the Special Committee determines is or would reasonably be expected to lead to a Superior Proposal.

The foregoing discussion of the information and reasons considered by the Special Committee is not exhaustive, but includes the material reasons and factors considered.  In view of the wide variety of reasons and factors considered, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign (a) relative weights to the specified factors considered in reaching its determinations or (b) the reasons for such determinations.  In addition, the Special Committee did not reach any specific conclusion with respect to any of the factors or reasons considered.  Instead, the Special Committee conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Reasons for the Board’s Approval and Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board considered both the short-term and long-term best interests of the Company, as well as the best interests of the Company’s stockholders other than ARMOUR and its affiliates. In the course of reaching (a) its determination to adopt the Merger Agreement and to approve the terms of the Offer and the Merger and (b) its recommendation that holders of Shares accept the Offer and tender their Shares into the Offer, the Board considered many reasons, including the following material reasons and benefits of the Offer and the Merger, each of which the Board believed supported, and was a reason for, its unanimous determination and recommendation:

•

the independence and experience of the Special Committee;

•

the determination and recommendation of the Special Committee; and

•

the factors considered by the Special Committee, including the benefits, risks and potentially negative factors relating to the Offer and the Merger, and the factors relating to procedural safeguards of the Special Committee process.

The foregoing discussion of the information and reasons considered by the Board is not exhaustive, but includes the material reasons and factors considered.  In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify or otherwise assign (a) relative weights to the specified factors considered in reaching its determinations or (b) the reasons for such determinations.  Individual directors may have given differing weights to different reasons or may have had different reasons for their ultimate determination.  In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered.  Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

In doing so, the Board evaluated, discussed and adopted the analysis of the Special Committee with respect to the Offer, the Merger and the Merger Agreement. Although the opinion of JMP was rendered solely to the Special Committee, and the Board was not entitled to rely upon the opinion or financial fairness presentation of JMP, the retention of JMP by, and the fact that its opinion was provided to the Special Committee, was among the factors considered by the Board.

Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer, director, affiliate (other than ARMOUR and Acquisition) and subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than any Shares that if tendered would cause him, her or them to incur liability under the short-swing profits recovery provisions of the Exchange Act. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Special Committee’s Financial Advisor

Under an engagement letter dated January 25, 2015, the Special Committee retained JMP to act as its exclusive financial advisor.  As part of this engagement, the Special Committee requested that JMP render an opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration to be paid to holders of Shares, pursuant to the Merger Agreement in the Transactions.  On March 1, 2016, JMP rendered its oral opinion to the Special Committee, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration to be paid to holders of the Shares in the Transactions is fair, from a financial point of view, to such holders.

The full text of JMP’s opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by JMP in connection with its opinion, is attached to this Schedule 14D-9 as Annex I and is incorporated herein by reference.  The description of JMP’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

The engagement of JMP and its opinion were for the benefit of the Special Committee (in its capacity as such) and such opinion was rendered to the Special Committee in connection with its evaluation of the Transactions.  JMP’s opinion did not address the relative merits of the Transactions as compared to any other business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transactions.  The opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Transactions or any matter relating thereto.  The opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to JMP as of, the date of its opinion.  JMP assumed no responsibility for updating or revising such opinion based on circumstances or events occurring after the date of its opinion.  JMP did not express any opinion as to the price at which the Shares may trade at any time subsequent to the announcement of the Offer and Merger.

In connection with its opinion, JMP:

•

reviewed the financial terms and conditions of a draft, dated February 29, 2016, of the Merger Agreement;

•

reviewed certain publicly available historical business and financial information relating to the Company;

•

reviewed various financial forecasts and other data provided to JMP by the management of the Company relating to the business of the Company including forecasts prepared by management of the Company regarding the proceeds to be realized in a possible liquidation of the assets of the Company;

•

held discussions with the Special Committee and the management of the Company with respect to the business and prospects of the Company;

•

reviewed the historical market prices and trading activity for the Shares and analyzed its implied valuation multiples;

•

compared the value of the consideration to be paid to holders of the Shares in the Transactions to the projected proceeds to be received by the holders of the Shares in a possible liquidation of the Company’s assets, using a forecast prepared by management of the Company regarding the proceeds to be realized in a possible liquidation of the assets of the Company (the “Company Forecast”) and an analysis prepared by JMP of the Company Forecast as adjusted by JMP to reflect additional costs that JMP, based on its own experience and judgment, considered likely to be incurred in a liquidation;

•

compared the value of the consideration to be paid to holders of the Shares in the Transactions with the trading valuations as a multiple of: (A) 2016 projected earnings per share; and (B) book values of certain publicly traded companies JMP deemed relevant;

•

compared the value of the consideration to be paid to holders of the Shares in the Transactions with the publicly available financial terms of certain business combination transactions involving companies JMP deemed relevant; and

•

conducted such other financial studies, analyses and investigations as JMP deemed appropriate.

JMP assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information.  JMP did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and JMP was not furnished with any such valuation or appraisal.  With respect to the financial forecasts utilized in JMP’s analyses, JMP assumed, with the consent of the Special Committee, that they had been reasonably prepared by the Company on bases reflecting the best currently available estimates and judgments regarding the Company and its assets.  JMP assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, JMP assumed, with the consent of the Special Committee, that the Transactions would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions.  Representatives of the Company advised JMP, and JMP assumed with the consent of the Special Committee, that the Merger Agreement, when executed, would conform to the draft reviewed by JMP in all material respects.

JMP also assumed, with the consent of the Special Committee, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transactions would not have an adverse effect on the Company or the Transactions.  JMP did not express any opinion as to any tax or other consequences that might result from the Transactions, nor did JMP’s opinion address any legal, tax, regulatory or accounting matters, as to which JMP understood that the Special Committee obtained such advice as it deemed necessary from qualified professionals.  JMP expressed no view or opinion as to any terms or other aspects (other than the consideration to the extent expressly specified therein) of the Transactions, including, without limitation, the form or structure of the Transactions or any agreements or arrangements entered into in connection with, or contemplated by, the Transactions.  In addition, JMP expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transactions, or class of such persons, relative to the Offer Price or otherwise.

JMP’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to JMP as of, the date thereof.  JMP assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof.  JMP did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Transactions.

The following is a brief summary of the material financial analyses and reviews that JMP deemed appropriate in connection with rendering its opinion.  The brief summary of JMP’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying JMP’s opinion.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.  Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying JMP’s opinion.

In arriving at its opinion, JMP considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, JMP made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, JMP considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company.  No company, business or transaction used in JMP’s analyses and reviewed as a comparison is identical to the Company or the Transactions, and an evaluation of the results of those analyses and reviews is not entirely mathematical.  Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in JMP’s analyses and reviews.  The estimates contained in JMP’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by JMP’s analyses and reviews.  In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold.  Accordingly, the estimates used in, and the results derived from, JMP’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format.  In order to fully understand JMP’s analyses and reviews, the tables must be read together with the full text of each summary.  The tables alone do not constitute a complete description of JMP’s analyses and reviews.  Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of JMP’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 26, 2016, and is not necessarily indicative of current market conditions.

Summary of JMP’s Financial Analyses

Liquidation Analysis

JMP reviewed and analyzed two projections of the proceeds to be received by holders of the Shares in a possible liquidation of the Company’s assets.  The first liquidation projection was prepared by management of the Company using the Company Forecast, and the second liquidation projection was prepared by JMP using the Company Forecast, as adjusted by JMP.  In performing these analyses, JMP reviewed and analyzed certain financial information, trading levels and dealer marks for the Company’s assets, contracts related to certain contractual obligations of the Company and such other information as JMP deemed relevant.

Based on the analyses summarized above, and JMP’s professional judgment, JMP determined an implied liquidation value per Share reference range for the Shares of $6.49 to $6.74.

Premiums Paid Analysis

JMP selected for review 22 merger and acquisition (“M&A”) transactions of U.S. specialty finance companies with transaction values ranging from $50 million to $1 billion, using publicly available information obtained from SNL Financial and SEC filings.

For each selected M&A transaction, JMP analyzed the historical share price premiums paid at 1-day, 1-week and 1-month trading days prior to the announcement date. Information regarding the premiums from JMP’s analysis of the selected transactions is set forth in the following table:

	1-Day	1-Week	1-Month
Mean	25.2%	23.8%	28.8%
Median	20.5%	16.8%	19.6%

Based on the foregoing, JMP determined an implied equity value per Share range for the Shares of $6.38 to $7.48.

Comparable Public Companies Analysis

JMP reviewed and analyzed selected public companies in the residential mortgage REIT industry, whose operations and assets JMP believed, based on its experience with companies in this industry, to be relevant for purposes of this analysis.  In performing these analyses, JMP reviewed and analyzed certain financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for the Company.

The companies included in this analysis were:

•

AG Mortgage Investment Trust

•

American Capital Mortgage Investment

•

Annaly Capital Management

•

Apollo Residential Mortgage

•

Arlington Asset Investment

•

Chimera Investment

•

Dynex Capital

•

Ellington Financial

•

Five Oaks Investment

•

Great Ajax

•

Invesco Mortgage Capital

•

MFA Financial

•

New York Mortgage Trust

•

Two Harbors Investment

•

Western Asset Mortgage Capital

Although none of the aforementioned selected companies is directly comparable to the Company, the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets, and business risks, which JMP considered relevant for purposes of this analysis.

Based on public information, JMP reviewed, among other things, the share price as of February 26, 2016 of each selected comparable company as a multiple of the book value of such comparable company’s stockholder equity, as of the end of the most recently reported financial quarter and as a multiple of the consensus Wall Street research analyst estimate of such comparable company’s 2016 estimated Core Earnings Per Share (“Core EPS”).

JMP calculated the following multiples for the above comparable companies:

	Price/Book Value	Price/2016E Core EPS
Mean	0.73x	6.5x
Median	0.76x	6.5x

Based on an analysis of the multiples summarized above, and JMP’s professional judgment, JMP selected reference ranges determined by the 25th to 75th quartiles of the data of (i) book value multiples of 0.66x to 0.81x applied to the Company’s February 25, 2016 estimated book value per Share provided by the Company which resulted in an implied equity value per Share range of $5.40 to $6.59 and (ii) 2016 Core EPS multiples of 5.1x to 7.7x applied to the consensus Wall Street research analyst estimate of the Company’s 2016 Core EPS which resulted in an implied equity value per Share range of $5.53 to $8.34.

Precedent Transaction Analysis

JMP reviewed and analyzed selected precedent M&A transactions involving mortgage REITs.  In performing these analyses, JMP analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Company.

Specifically, JMP reviewed 16 M&A transactions that were announced on or prior to February 26, 2016 involving companies in the mortgage REIT industry for which sufficient public information was available.  Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the transactions contemplated by the Merger Agreement or to the Company, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the transactions contemplated by the Merger Agreement and/or involve targets that, for purposes of analysis, may be considered similar to the Company.  The precedent transactions reviewed were:

Target	Acquiror	Announcement Date of Transaction
Apollo Residential Mortgage	Apollo Commercial Real Estate Finance	February 2016
CreXus Investment	Annaly Capital Management	January 2013
Accredited Home Lenders Holdings	Lone Stgar Funds	June 2007
Fieldstone Investment Corporation	Credit Based Asset Servicing and Securitization LLC	February 2007
ARCap Investors	CharterMac	August 2006
Saxon Capital, Inc.	Morgan Stanley Mortgage Capital	August 2006
MortgageIT Holdings	Deutsche Bank	July 2006
Aames Investment Corporation	Accredited Home Lenders Holdings Co.	May 2006
CRIIMI MAE, Inc.	Caisse de Depot et Placement du Quebec	October 2005
Apex Mortgage Capital, Inc.	American Home Mortgage Investment	July 2003
FBR Asset Investment	Arlington Asset Investment	November 2002
IMPAC Commercial Holdings	Fortress Investment Group	October 2000
Capstead Mortgage	Fortress Investment Group	May 2000
Ocwen Asset Investment Corp.	Ocwen Financial Corporation	July 1999
Imperial Credit Commercial Mortgage	Imperial Credit Industries	May 1999
Aames Investment	Equifin Capital Partners; Capital Z Partners	December 1998

Using publicly available information and market data, JMP calculated and analyzed the equity purchase value in each of the selected precedent transactions as a multiple of each target company’s equity book value for the most recent quarter prior based on publicly available information as of that date. The analysis indicated the following multiples:

Equity Value/Book Value
Mean	0.90x
Median	0.94x

Based on the median multiple for the precedent transactions, JMP selected a reference range determined by the 25th to 75th quartiles of the data of: book value multiples of 0.67x to 1.20x to be applied to the Company’s February 25, 2016 estimated book value per Share provided by the Company which resulted in an implied equity value per Share range of $5.45 to $9.72.

General

JMP, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes.

JMP is acting as financial advisor to the Special Committee in connection with the Transactions and will receive a fee for such services in the amount of 0.95% of the Transaction Value (as defined in JMP’s engagement letter) in the Transactions, $50,000 of which was paid to JMP as a non-refundable retainer and the remainder of which is contingent upon the closing of the Transactions.  JMP was also paid a fee of $250,000 in connection with rendering the opinion.  In addition, the Company has agreed to reimburse certain of JMP’s expenses arising, and to indemnify JMP against certain liabilities that may arise, out of JMP’s engagement.  The issuance of the opinion was approved by the Opinion Committee of JMP.

JMP is actively engaged in the investment banking business and regularly undertakes the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions.  In the ordinary course of JMP’s trading, brokerage, investment management and financing activities, JMP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of their customers, in debt or equity securities of the Company or ARMOUR.  In the past two years, other than in connection with its engagement by the Special Committee relating to the Merger and its opinion, JMP has not provided any financial advisory or other services to the Company or ARMOUR for which it has received any compensation.

JMP conducted the analyses and reviews summarized above for the purpose of providing an opinion to the Special Committee as whether the Offer Price to be paid to holders of the Shares in the Transactions is fair, from a financial point of view, to such holders.  JMP did not recommend any specific consideration to the Special Committee or any other person or indicate that any given consideration constituted the only appropriate consideration for the Transactions.

JMP’s opinion was one of many factors considered by the Special Committee.  Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the Special Committee with respect to the Offer Price or of whether the Special Committee would have been willing to recommend a different transaction or determine that an Offer Price was fair.  Additionally, JMP’s opinion is not intended to confer any rights or remedies upon any of our shareholders, employees or creditors.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used

The information pertaining to the retention of JMP in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations—Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

Item 6.  Interest in Securities of the Subject Company

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than in connection with the Transactions or pursuant to the Merger Agreement.

Item 7.  Purposes of the Transaction and Plans or Proposals

Except as described or referred to in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described or referred to in this Schedule 14D-9 or the Schedule TO, there are no transactions, Board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.  Additional Information

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer and will not have appraisal rights in connection with the Merger.

Takeover Defense Statutes

Maryland Business Combination Act

The Merger Agreement provides, among other things, that the Board has declared advisable and approved the Offer and the Merger and exempted ARMOUR and Acquisition from the Maryland Business Combination Act (the “MBCA”), and, accordingly, the Board has exempted the Offer, and the Merger from the provisions of the MBCA.

The MBCA, in general, prevents an “interested stockholder” (generally, a stockholder beneficially owning, either directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a Maryland corporation, or an affiliate or associate of the corporation that beneficially owned 10% or more of the voting power of the outstanding voting stock of a corporation at any time within the preceding two years) or any affiliate of an interested stockholder from engaging in a business combination (such as a merger or consolidation and certain other transactions) with a Maryland corporation for a period of five years following the most recent date on which such stockholder became an interested stockholder.  A person is not an interested stockholder if the corporation’s board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder.  In approving such a transaction, the board of directors of a corporation may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors of the corporation.

After the five-year period following the most recent date on which such stockholder became an interested stockholder, any business combination between the Maryland corporation and the interested stockholder must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.  These super-majority vote requirements do not apply if the holders of voting stock receive a minimum price, as defined in the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.  The approval of the board of directors may be altered or repealed at any time unless the resolution adopted by the board of directors is made irrevocable by its terms.

Other State Takeover Laws

If any state takeover statute is found to be applicable to the Offer or the Merger, the Merger Agreement provides that the Company and the Board will use their reasonable best efforts to ensure that the Offer and the Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.

Maryland Control Share Acquisition Act

The Maryland Control Share Acquisition Act (the “MCSAA”) provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.  Shares of stock owned by the acquiring person, officers of the corporation or by employees of the corporation who are also directors of the corporation are excluded from shares entitled to vote on the matter.

“Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power.  “Control shares” do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval.  A “control share acquisition” means the acquisition, directly or indirectly, of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition” may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

The MCSAA does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

The Bylaws provide that the MCSAA will not apply to any acquisition by any person of shares of stock of the Company.  The Merger Agreement provides that the Company may not amend its Bylaws prior to the effective date of the Merger.

No Vote Required to Approve the Merger

The purpose of the Offer and the Merger is for ARMOUR, through Acquisition, to acquire control of, and the entire equity interest in, the Company.  The Offer, as a first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares.  Under the MGCL and the Charter, if ARMOUR, through Acquisition, acquires, pursuant to the Offer or otherwise, at least a majority of the total number of outstanding Shares entitled to vote on the matter, the Merger may be effected without any vote by the stockholders of the Company.  The Merger Agreement further requires that ARMOUR, through Acquisition, acquire, pursuant to the Offer or otherwise, at least a majority of the total number of outstanding Shares entitled to vote on the matter which are not owned immediately before the expiration of the Offer by ARMOUR, any of its subsidiaries, or any officers or directors of ARMOUR, or the Company.  Accordingly, after the purchase of Shares by Acquisition pursuant to the Offer and the satisfaction of the Minimum Condition, the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 3-106.1 of the MGCL.  As required by the Merger Agreement and Section 3-106.1 of the MGCL, all of the outstanding Shares not purchased pursuant to the Offer (other than any Shares owned immediately prior to the Effective Time by ARMOUR or Acquisition or by any subsidiary of ARMOUR, Acquisition or the Company) will, in the Merger, receive the same amount and type of consideration that is being provided to Shares tendered in Offer.

Short-Form Merger

If, after Acquisition purchases the Shares which are tendered in response to the Offer, Acquisition and ARMOUR together own greater than fifty (50%) percent of the total number of outstanding Shares and the Minimum Condition and the other conditions set forth in the Merger Agreement have been satisfied or waived, Acquisition and ARMOUR will cause the Merger to become effective in accordance with Section 3-106.1 of the MGCL as promptly as practicable without a vote of the Company’s stockholders.

Furthermore, if Acquisition and ARMOUR own less than all of the outstanding Shares as of immediately prior to the short-form merger, then a Maryland short-form merger notice must be provided to each of the Company’s stockholders who otherwise would have been entitled to vote on the Merger at least 30 days prior to the completion of the short-form merger.  Such notice appears under the caption “Notice of Offer and Merger under Section 3-106.1 of the Maryland General Corporation Law” contained in the Offer to Purchase, dated March 7, 2016, filed as Exhibit (a)(1)(i) of the Schedule TO and is incorporated herein by reference.

Rule 13e-3

Because ARMOUR is an affiliate of the Company, the Offer and other transactions contemplated by the Offer to Purchase constitute a “going private” transaction under Rule 13e-3 under the Exchange Act.  The information required pursuant to Rule 13e-3 has been provided in the Schedule TO, including the Offer to Purchase and other exhibits thereto, filed by the Offerors.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s current named executive officers that is based on or otherwise relates to the Offer and the Merger.  This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the Company’s named executive officers.

Mark Gruber, James R. Mountain, Scott J. Ulm and Jeffrey J. Zimmer are the Company’s current named executive officers and there are no agreements or understandings between such named executive officers and the Company, ARMOUR or Acquisition concerning any compensation that is based upon or otherwise relates to the Offer or Merger.

Cautionary Note Regarding Forward-Looking Statements

The statements contained or incorporated by reference in this Schedule 14D-9 that are not historical facts are forward-looking statements.  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including (i) that changes in the market values of the Company’s agency securities and derivatives, appraised values of its non-agency securities, its repurchase agreement balances or other elements of its BVPS, computed in accordance with the terms of the Merger Agreement, could change in a manner that would reduce the consideration to stockholders in the Offer or Merger, (ii) that the Offer may not be completed at all or on the terms described, and (iii) that the Merger may not be consummated.  Additional information concerning these and other risk factors are contained in the most recent filings with the SEC of the Company.  All subsequent written and oral forward-looking statements concerning the Company are expressly qualified in their entirety by the cautionary statements above.  The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made.  The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Item 9.  Exhibits

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)

Offer to Purchase, dated March 7, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation filed with the SEC on March 7, 2016).

(a)(1)(B)

Form of Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation filed with the SEC on March 7, 2016).

(a)(1)(C)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation filed with the SEC on March 7, 2016).

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation filed with the SEC on March 7, 2016).

(a)(1)(E)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation filed with the SEC on March 7, 2016).

Exhibit No.	Description
(a)(5)(A)	Opinion of JMP Securities LLC dated March 1, 2016 (attached as Annex I hereto).
(a)(5)(B)

Joint Press Release issued by JAVELIN Mortgage Investment Corp. and ARMOUR Residential REIT, Inc., dated March 2, 2016, announcing the execution of the Merger Agreement and the transactions contemplated thereby (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by JAVELIN Mortgage Investment Corp. with the SEC on March 2, 2016).

(a)(5)(C)

Summary Advertisement as published in the New York Times on March 7, 2016 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO of ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation filed with the SEC on March 7, 2016).

(e)(1)

Agreement and Plan of Merger, dated March 1, 2016, by and among JAVELIN Mortgage Investment Corp., ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by JAVELIN Mortgage Investment Corp. with the SEC on March 2, 2016).

(e)(2)*	Confidentiality Agreement, dated February 25, 2016, by and between JAVELIN Mortgage Investment Corp. and ARMOUR Residential REIT, Inc.
(e)(3)

Amended and Restated Articles of Incorporation of JAVELIN Mortgage Investment Corp. (incorporated by reference to Exhibit 3.1 to the registration statement on Form S-11, as amended (File No. 333-182536), filed by JAVELIN Mortgage Investment Corp. with the SEC on September 24, 2012).

(e)(4)

Amended and Restated Bylaws of JAVELIN Mortgage Investment Corp., as amended on March 1, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by JAVELIN Mortgage Investment Corp. with the SEC on March 2, 2016).

(e)(5)

Second Amended and Restated Management Agreement, dated February 23, 2015 between JAVELIN Mortgage Investment Corp. and ARMOUR Capital Management LP (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2014 filed by JAVELIN Mortgage Investment Corp. with the SEC on February 26, 2015).

(e)(6)

First Amended and Restated Sub-Management Agreement, dated February 23, 2015 by and among Staton Bell Blank Check LLC, ARMOUR Capital Management LP and JAVELIN Mortgage Investment Corp. (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the year ended December 31, 2014 filed by JAVELIN Mortgage Investment Corp. with the SEC on February 26, 2015).

*   Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 8, 2016

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary

ANNNEX I

March 1, 2016

The Special Committee of the Board of Directors

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive

Suite 201

Vero Beach, FL  32963

To the Special Committee:

We understand that JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), ARMOUR Residential REIT, Inc., a Maryland corporation (“Parent”), and JMI Acquisition Corporation, a Maryland corporation and wholly owned subsidiary of Parent (“Acquisition”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”).  Pursuant to, and subject to the terms and conditions set forth in, the proposed Agreement, (x) Parent will cause Acquisition to commence a tender offer (the “Tender Offer“) to purchase all of the outstanding common stock of the Company, par value $0.001 per share (“Common Stock”), at a price per share equal to 87% of the book value per share of the Common Stock, calculated in accordance with the Agreement, as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Tender Offer (the “Consideration”), and (y) following the consummation of the Tender Offer, Acquisition will be merged with and into the Company (the “Merger”), and as a result of the Merger, the remaining shares of Common Stock will be converted into the right to receive cash in an amount equal to the Consideration.  The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Special Committee of the Board of Directors of the Company (the “Committee”) has requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Common Stock of the Consideration to be paid to such holder in the Transaction.

In connection with this opinion, we have:

(i)

Reviewed the financial terms and conditions of a draft, dated February 29, 2016, of the Agreement;

(ii)

Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)

Reviewed various financial forecasts and other data provided to us by the management of the Company relating to the business of the Company, including forecasts prepared by management of the Company regarding the proceeds to be realized in a possible liquidation of the assets of the Company (the “Company Forecast”);

(iv)

Held discussions with the Committee and the management of the Company with respect to the business and prospects of the Company;

(v)

Reviewed the historical market prices and trading activity for the Common Stock and analyzed its implied valuation multiples;

(vi)

Compared the value of the Consideration to the projected proceeds to be received by holders of the Common Stock in a possible liquidation of the Company’s assets, using the Company Forecasts and diligence-adjusted Company Forecasts;

(vii)

Compared the value of the Consideration with the trading valuations as a multiple of: (A) 2016 projected earnings per share; and (B) book values, of certain publicly traded companies that we deemed relevant;

(viii)

Compared the value of the Consideration with the publicly available financial terms of certain business combination transactions involving companies we deemed relevant; and

(ix)

Conducted such other financial studies, analyses and investigations as we deemed appropriate.

JMP Securities LLC

600 Montgomery Street, Suite 100, San Francisco, CA 94111

www.jmpsecurities.com

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We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information.  We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal.  With respect to the financial forecasts utilized in our analyses, including the Company Forecasts, we have assumed, with the consent of the Committee, that they have been reasonably prepared by the Company on bases reflecting the best currently available estimates and judgments regarding the Company and its assets.  We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.  We do not express any opinion as to the price at which shares of Common Stock may trade at any time subsequent to the announcement of the Transaction.  Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Committee, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions.  Representatives of the Company have advised us, and we have assumed with the consent of the Committee, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects.  We also have assumed, with the consent of the Committee, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction.  We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Committee obtained such advice as it deemed necessary from qualified professionals.  We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction.  In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

JMP Securities LLC (“JMP”) is acting as financial advisor to the Committee in connection with the Transaction and will receive a fee for such services, a portion of which has been paid to JMP as a retainer, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction.  We have not provided any investment banking services to Parent or the Company for which we have received compensation within the past two years.  In addition, in the ordinary course of their respective businesses, JMP and its affiliates may actively trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates.  The issuance of this opinion was approved by the Opinion Committee of JMP.

Our engagement and the opinion expressed herein are for the benefit of the Committee (in its capacity as such) and our opinion is rendered to the Committee in connection with its evaluation of the Transaction.  Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Tender Offer or how such stockholder should act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

JMP SECURITIES LLC

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